EXHIBIT 3.1

SOLUNA HOLDINGS, INC.

SECRETARY’S CERTIFICATE

The undersigned, being the Secretary of Soluna Holdings, Inc., a Nevada corporation (the “Company”), does hereby certify:

1. He is the Secretary of the Company and, as such, he is authorized to execute this Certificate on behalf of the Company and is familiar with the bylaws and minute books of the Company.

2. Attached hereto as Exhibit A is a true, correct and complete copy of resolutions of the Board of Directors adopted on May 17, 2023, approving a designation of a class of Preferred Stock; and that such resolutions have not been amended, rescinded, modified or revoked, and are in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 17th day of May, 2023.

By:	/s/ David Michaels
Name:	David Michaels
Title:	Secretary

Exhibit A

Resolutions of the Board of Directors

WHEREAS, the Articles of Incorporation of the Corporation (as amended, the “Articles of Incorporation”), provides for a class of capital stock of the Corporation known as Preferred Stock, consisting of ten million shares, par value $0.001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such shares, and to determine the rights (including but not limited to voting rights), preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation, (i) a series of Preferred Stock be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of one share of Series X Preferred Stock and (iii) the Board of Directors hereby fixes the rights, preferences, privileges and restrictions of such share of Preferred Stock, in addition to any provisions set forth in the Articles of Incorporation that are applicable to all series of the Preferred Stock, as follows:

TERMS OF PREFERRED STOCK

1.	Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series X Preferred Stock (the “Series X Preferred Stock”), and the number of shares so designated shall be one. The share of Series X Preferred Stock shall have a par value of $0.001 per share and will be uncertificated and represented in book-entry form.

2.	Dividends. The holder of Series X Preferred Stock, as such, shall not be entitled to receive dividends of any kind.

3.	Voting Rights. Except as otherwise provided by the Articles of Incorporation or required by law, the holder of the share of Series X Preferred Stock shall have the following voting rights:

a.	Except as otherwise provided herein, the outstanding share of Series X Preferred Stock shall have 50,000,000 votes. The outstanding share of Series X Preferred Stock shall vote together with the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Corporation as a single class exclusively with respect to the Reverse Stock Split (as defined below) and shall not be entitled to vote on any other matter except to the extent required under the Nevada Revised Statutes. As used herein, the term “Reverse Stock Split” means any proposal to adopt an amendment to the Articles of Incorporation to reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment.

b.	The share of Series X Preferred Stock shall be voted, without action by the holder, on the Reverse Stock Split in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted) on the Reverse Stock Split (and, for purposes of clarity, such voting rights shall not apply on any other resolution presented to the stockholders of the Corporation).

4.	Rank; Liquidation and Other. The Series X Preferred Stock shall have no rights as to any distribution of assets of the Corporation for any reason, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5.	Transfer. The Series X Preferred Stock may not be Transferred at any time prior to stockholder approval of the Reverse Stock Split without the prior written consent of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series X Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6.	Redemption.

a.	The outstanding share of Series X Preferred Stock shall be redeemed in whole, but not in part, at any time (i) if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion, or (ii) automatically upon the effectiveness of the amendment to the Articles of Incorporation implementing the Reverse Stock Split (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

b.	The share of Series X Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $5,000.00 in cash (the “Redemption Price”) for the share of Series X Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

c.	From and after the time at which the share of Series X Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1, such share of Series X Preferred Stock shall cease to be outstanding, and the only right of the former holder of such share of Series X Preferred Stock, as such, will be to receive the applicable Redemption Price. The share of Series X Preferred Stock Redeemed by the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock, upon such Redemption. Notice of a meeting of the Corporation’s stockholders for the submission to such stockholders of any proposal to approve the Reverse Stock Split shall constitute notice of the Redemption of shares of Series X Preferred Stock and result in the automatic Redemption of the share of Series X Preferred Stock at the Redemption Time pursuant to Section 6.1 hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the Redemption of the share of Series X Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such share.

7.	Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.